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                             June 2, 2020

       Kevin Jones
       Chief Executive Officer
       Rackspace Corp.
       1 Fanatical Place
       City of Windcrest
       San Antonio, TX 78218

                                                        Re: Rackspace Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 6,
2020
                                                            CIK No. 0001810019

       Dear Mr. Jones:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. Please disclose the percentage of voting power to be held by affiliates of Apollo Global
                                                        Management, Inc. upon
completion of the offering.
       Our Business, page 1

   2. Please disclose the amount of your outstanding debt, including the amount attributable to the acquisition of the
company by Apollo in 2016.
 Kevin Jones
FirstName LastNameKevin Jones
Rackspace Corp.
Comapany NameRackspace Corp.
June 2, 2020
June 2, 2020 Page 2
Page 2
FirstName LastName
Our Transformation, page 3

3.       Please define your reference to enterprise customers.
4. Please disclose the amount of revenue per employee and number of customers for the year ended December 31, 2018 to add context to these measures for the year ended December
         31, 2019.
Our Sponsor, page 7

5. Please include a discussion of the right of the Apollo Funds to nominate a percentage of the board of directors in accordance with their beneficial ownership of your common stock.
Risk Factors
Risks Related to Our Business
Our substantial indebtedness could materially and adversely affect our ability to raise additional capital..., page 17

6. You disclose that your indebtedness could require you to dedicate a substantial portion of your cash flow from operations to the payment of interest and the repayment of your indebtedness. To provide context, please disclose the amount and percentage of your cash flow from operations used to service your debt in the last two years. Our debt agreements contain restrictions that limit our flexibility in operating our business, page
34

7. Please revise your disclosure that you have pledged a significant portion of your assets as collateral under the Senior Facilities to disclose that you have pledged substantially all of your assets as collateral as you state on page 82.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted EBITDA Minus Capital Expenditures, page 79

8. We note that Adjusted EBITDA Minus Capital Expenditures, a liquidity measure, was reconciled to Adjusted EBITDA which is a performance measure. Please revise to reconcile to the most directly comparable liquidity measure, cash provided by operating activities. Refer to 10(e)(i)(B) of Regulation S-K.
Critical Accounting Policies and Estimates
Share-Based Compensation, page 90

9. Please revise to expand your disclosures regarding the methods that management used to determine the fair value of the company's stock, the nature of the material assumptions involved and the extent to which the estimates are considered highly complex and subjective.
 Kevin Jones
Rackspace Corp.
June 2, 2020
Page 3
Certain Relationships and Related Party Transactions, page 138

10. Please disclose whether the management consulting agreements and transaction fee agreements will continue following the offering. Also disclose whether the offering will trigger any Additional Datapipe Equity Consideration or dividends under the Datapipe merger agreement.
Management Consulting Agreements, page 140

11. Please quantify the consulting fees for each of the management consulting agreements.
         Refer to Item 404(a) of Regulation S-K.
Underwriting
Lock-Up Agreements, page 159

12. Please disclose the exceptions to the lock-up agreements. Consolidated Financial Statements
Note 1. Company Overview, Basis of Presentation, and Summary of Significant Accounting
Policies
Revenue Recognition, page F-13

13. Please tell us whether the professional services disclosed on page 99, when included in arrangements with other services, are considered distinct and explain the basis for your conclusion. Revise to describe the nature of the professional services provided and to clarify your revenue recognition policy for these services.
Cost Incurred to Obtain and Fulfill a Contract, page F-14

14. We note your disclosure that sales commissions are recognized as expense over the period the related services are expected to be delivered to the customer. Please revise to quantify the average expected service period. Also, disclose if additional sales commissions are paid upon contract renewal and, if so, whether such amounts are commensurate with the initial commissions. If applicable, disclose how commissions paid for renewals are considered in the expected service period and the period of time over which you amortize commission costs related to contract renewals. Refer to ASC 340-40-35-1 and 340-40-50-
         2.
Subsequent Events, page F-18
FirstName LastNameKevin Jones
15. Please disclose any share-based compensation awards granted subsequent to the most
Comapany NameRackspacedate and the expected financial statement impact, if material. Refer recent balance sheet Corp.
June 2,to ASC 855-10-50-2.
        2020 Page 3
FirstName LastName
 Kevin Jones
FirstName LastNameKevin Jones
Rackspace Corp.
Comapany NameRackspace Corp.
June 2, 2020
Page 4
June 2, 2020 Page 4
FirstName LastName
Note 12. Share-Based Compensation, Settlement of Share-based Awards, and Employee Benefit
Plans
Stock Plan, page F-40

16. Please provide us with a breakdown of all share-based compensation awards granted in the last twelve month period and the fair value of the underlying common stock used to value such awards. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement.
General

17. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
18. Please disclose the source of the following assertions in your prospectus:
           You are a pioneer of cloud computing (pages 1, 3, 59, 94 and 96); You are a pioneer of the "IT-as-a-Service" business model (pages 1,
59 and 95); and
           You are the largest provider of managed services focused primarily on cloud infrastructure and applications in the world (pages 2, 59 and 95).

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202)
551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Brian M. Janson, Esq.